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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
OCT 11 2011
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43158

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____09/01/10_____AND ENDING ____08/31/11____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goodwin, Browning & Luna Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
.
FIRM ID. NO.

7801 Academy Blvd., N.E. Bldg. 2, Suite 101
                              (No. and Street)

Albuquerque	NM	87109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                              (Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, __John W. Goodwin__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Goodwin, Browning & Luna Securities, Inc.__ , as of __August 31__ , 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

OFFICIAL SEAL
Sarah E. Thomas
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: _3- 2 2 , 1 3_

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOODWIN, BROWNING & LUNA SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED AUGUST 31, 2011

GOODWIN, BROWNING & LUNA SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Goodwin, Browning & Luna Securities, Inc.

We have audited the accompanying statement of financial condition of Goodwin, Browning & Luna Securities, Inc., as of August 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodwin, Browning & Luna Securities, Inc., as of August 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co. 220

CF & Co., L.L.P.

Dallas, Texas
October 3, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Financial Condition
August 31, 2011

ASSETS

Cash	$	14,022
Receivable from broker-dealers and clearing organizations		114,185
Furniture and equipment at cost, net of accumulated depreciation of $57,682		-0-
Other receivables		1,696
	$	129,903

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	45,979
Total liabilities		45,979

Stockholders' equity:

Common stock, 500,000 shares authorized, $.00555 stated value, 390,000 shares issued and outstanding	2,166
Additional paid-in capital	36,834
Retained earnings	44,924
Total stockholders' equity	83,924
	$ 129,903

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Income
For the Year Ended August 31, 2011

Revenues:

Securities commissions	$ 471,189
Revenue from sale of investment shares	420,968
Interest Income	6
	892,163

Expenses:

Compensation and benefits	616,877
Commission and clearance paid other brokers	104,331
Communications	17,616
Occupancy and equipment costs	38,970
Promotional expenses	372
Other expenses	116,730
	894,896

Loss before income taxes	(2,733)
Provision for Federal income taxes	(1,720)
Net Loss	$ (1,013)

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2011

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balances at August 31, 2010	390,000	$ 2,166	$ 36,834	$ 45,937	$ 84,937
Net loss				(1,013)	(1,013)
Balances at August 31, 2011	390,000	$ 2,166	$ 36,834	$ 44,924	$ 83,924

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended August 31, 2011

Balance, at August 31, 2010	$	-0-
Increases		-0-
Decreases		-0-
Balance, at August 31, 2011	$	-0-

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended August 31, 2011

Cash flows from operating activities:

Net loss	$	(1,013)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation		-0-
Change in assets and liabilities:		
Increase in receivable from broker-dealers and clearing organizations		(4,857)
Increase in other receivables		(1,696)
Increase in accounts payable and accrued expenses		4,917
Decrease in Federal income taxes payable		(1,424)
Net cash provided (used) by operating activities		(4,073)

Cash flows from investing activities:

Net cash provided (used) by investing activities		-0-

Cash flows from financing activities:

Net cash provided (used) by financing activities		-0-
Net decrease in cash		(4,073)
Cash at beginning of year		18,095
Cash at End of Year	$	14,022

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:

Interest	$	-0-
Income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Notes to Financial Statements
August 31, 2011

Note 1 -   Summary of Significant Accounting Policies

Goodwin, Browning & Luna Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's correspondent. The Company is a New Mexico corporation.

The Company is a Registered Investment Adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in New Mexico.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities owned and securities sold but not yet purchased are carried at fair value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these.

Depreciation is provided by an accelerated method over the estimated useful lives of the related assets. Depreciation expense for the year totaled $-0- and is reflected in occupancy and equipment costs.

Advertising costs are expensed as incurred. Advertising expense for the year totaled $372 and is reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 1 -   Summary of Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At August 31, 2011, the Company had net capital of approximately $81,005 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .57 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Retirement Plan

All full-time employees who meet certain age and length of service requirements are eligible to participate in the Company's Simplified Employee Pension/IRA Plan (SEP-IRA). The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. SEP-IRA contributions for the year totaled $111,451.

Note 5 -   Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at August 31, 2011 are as follows:

Year Ending
 August 31,

2012	$ 27,600
2013	34,040
2014	5,704
	$ 67,344

Rental expense for the year ended August 31, 2011 was $26,060 and is reflected in occupancy and equipment costs.

Note 6 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At August 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 -   Subsequent Events

In preparing the accompanying financial statements, the Company has evaluated events that have occurred after August 31, 2011, through October 3, 2011, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of August 31, 2011

Schedule I

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2011

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 83,924
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	83,924
Deductions and/or charges	
Non-allowable assets:	
Other receivables	(1,696)
Net capital before haircuts on securities positions	82,228
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Securities	(1,223)
Net capital	$ 81,005

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 45,979
Total aggregate indebtedness	$ 45,979

Schedule I (continued)

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,067
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 76,005
Excess net capital at 1000%	$ 76,407
Ratio: Aggregate indebtedness to net capital	.57 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of August 31, 2011

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation, LLC

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

Year Ended August 31, 2011



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL</u>
<u>CONTROL REQUIRED BY SEC RULE 17a-5</u>

To the Board of Directors of
Goodwin, Browning & Luna Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Goodwin, Browning & Luna Securities, Inc. (the "Company"), as of and for the year ended August 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
October 3, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended August 31, 2011



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Goodwin, Browning & Luna Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2011, which were agreed to by Goodwin, Browning & Luna Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Goodwin, Browning & Luna Securities, Inc. compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Goodwin, Browning & Luna Securities, Inc compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2011 with the amounts reported in Form SIPC-7 for the year ended August 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

C7 & Co. LLP

CF & Co., L.L.P.

Dallas, Texas
October 3, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended August 31   , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043158 FINRA AUG 12/4/1990
GOODWIN, BROWING & LUNA SEC INC
7801 ACADEMY ROAD NE
STE 2-101
ALBUQUERQUE, NM 87109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN GOODWIN (505) 797-7447

2. A. General Assessment (item 2e from page 2) $ 838

   B. Less payment made with SIPC-6 filed (exclude interest)   (380   )
      4/12/11
      _____
      Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   458

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 458

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 458

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GOODWIN, BROWING & LUNA SEC INC.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 29 day of SEPTEMBER , 20 11 .

PRESIDENT
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning SEPT 1 , 20 10
and ending AUG 31 , 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 892,163

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   452,589

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   104,331

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   90

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   557,010

2d. SIPC Net Operating Revenues $ 335,153

2e. General Assessment @ .0025 $ 838

(to page 1, line 2.A.)

2